UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April, 2007

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 - 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-               .

On April 18, 2007, Husky Energy Inc. issued a press release announcing its quarterly dividend for the three month period ended March 31, 2007, payable July 3, 2007, and plans to proceed with a two for one share split or division of Husky’s issued and outstanding common shares. The press release is attached hereto as Exhibit A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

By:       “James D. Girgulis”

James D. Girgulis

Vice President, Legal & Corporate Secretary

Date: April 19, 2007

Exhibit A

April 18, 2007

For immediate release

Husky Energy Announces a Quarterly Dividend of $0.50 Per Share

and Proposes a Two-for-One Share Split

Calgary, Alberta – The Board of Directors of Husky Energy Inc. has announced a quarterly dividend of $0.50 (Canadian) per share on its common shares for the three-month period ended March 31, 2007 and plans to proceed with a two-for-one share split or division of Husky’s issued and outstanding common shares.

The quarterly dividend of $0.50 per share (on a pre-share split basis) on Husky’s outstanding common shares will be payable on July 3, 2007 to shareholders of record at the close of business on May 25, 2007.

Husky also plans to implement a two-for-one share split of its issued and outstanding common shares. This division has been approved by Husky’s Board of Directors, and is subject to shareholder and regulatory approval. Husky anticipates that a special meeting of the shareholders putting forward for approval the share split will be scheduled for Wednesday, June 27, 2007. The number of common shares outstanding as at March 31, 2007 was 424.2 million. Adjusting for the share split, the number of common shares outstanding would be 848.4 million.

Husky Energy is a Canadian based integrated energy and energy-related company headquartered in Calgary, Alberta. Husky Energy is a publicly traded company listed on the Toronto Stock Exchange under the symbol HSE.

For further information, please contact:

Tanis Thacker Senior Analyst, Investor Relations Husky Energy Inc. (403) 298-6747